SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

18 May 2009
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 18 May 2009

                   re: Directorate Change

51/09                                                                                                                                             17 May 2009

SIR VICTOR BLANK TO RETIRE AS CHAIRMAN OF LLOYDS BANKING GROUP BY THE ANNUAL GENERAL MEETING IN 2010

Sir Victor Blank, Chairman of Lloyds Banking Group, has today notified the Board that he is planning to retire from the Chairmanship by the AGM in 2010.

In the light of today's announcement, the Board has appointed The Lord Leitch, who becomes the Group's senior non-executive director at the forthcoming AGM, as Deputy Chairman with immediate effect.

Sir Victor said: "I believe it is the right time for the Group to appoint a new chairman.  I will continue working until my successor is appointed to ensure the successful integration of the two banks.  This remains - in the medium term - a unique value-enhancing opportunity".

The Lord Leitch said: "The Board was unanimous in wanting Sir Victor Blank to seek re-election as Chairman for another three years.  We are very sad about Sir Victor's personal decision to retire, although we respect and understand his reasons for it.

Sir Victor is a first-class Chairman and we are delighted that he will continue with us to ensure an orderly succession and the continued integration."

Eric Daniels, Group Chief Executive, said: "Victor has played a very important role as our Chairman during a period of significant change for our company and at a time when there has been unprecedented volatility in the markets.  I look forward to continuing to work closely with Victor and to ensuring an orderly transition to an appropriate successor."

- END -

For further information:

Investor Relations

Michael Oliver                                                                                          +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                                                     +44 (0) 20 7356 1571

Senior Manager, Investor Relations

Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Shane O'Riordain                                                                                     +44 (0) 20 7356 1849

Group Communications Director

Email: shane.o'riordain@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  18 May 2009